QUINPARIO ACQUISITION CORP.
12935 N. Forty Drive
Suite 201
St. Louis, Missouri 63141

July 19, 2013

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Amendment No 1 to Registration Statement on Form S-1 Filed June 19, 2013 File No. 333-189432

Dear Mr. Reynolds:

Quinpario Acquisition Corp. (“Quinpario”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 16, 2013, regarding our Registration Statement on Form S-1 (the “Form S-1”) originally filed on June 19, 2013.

A marked version of Amendment No. 1 to the Form S-1 (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Form S-1 filed on June 19, 2013.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

We will ensure that the Staff is so informed by FINRA.

2.	Prior to effectiveness, please have a Nasdaq representative call the staff to confirm that your securities have been approved for listing. We will ensure that the Staff is so informed by Nasdaq.

3.
We note disclosure throughout the prospectus that you currently intend to consummate a business combination in the specialty chemicals and performance materials industries, but that you have not identified any acquisition target and you have not, nor has anyone on your behalf, initiated any discussions, directly or indirectly, with respect to identifying any acquisition target. However, we note that Quinpario Partners LLC, the managing member of your sponsor, has disclosed in Schedule 13D filings that it has proposed, among other things, to acquire all of the outstanding shares of Zoltek Companies, Inc., a company in the specialty chemicals and performance materials industry. Please confirm, if true, that you have not, nor has anyone on your behalf, initiated any discussions, directly or indirectly, with respect to identifying any acquisition target, including Zoltek Companies, Inc.

We supplementally advise the Staff that neither the Company, nor anyone acting on its behalf, has had contacts or communications with Zoltek Companies, Inc. or any other person or entity with respect to identifying an acquisition target.

4.
We note disclosure throughout the prospectus that the initial stockholders have agreed to certain forfeiture provisions, certain voting provisions and to the waiver of certain redemption rights with respect to founder shares, placement shares, extension shares and public shares, as the case may be. Please revise your disclosure to indicate whether these provisions as they relate to the rights of the initial stockholders other than the sponsor were provided in written agreements, and if so, please file such agreements as exhibits to the registration statement.

We have amended the disclosure in accordance with the Staff’s comment.

5.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5( d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We supplementally advise the Staff that there are no such communications or research reports.

6.
Please confirm, with a view to disclosure, whether your sponsors, officers, directors and their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

We have amended the disclosure in accordance with the Staff’s comment.

Cover Page of Prospectus

7.
Please disclose the nature of the underwriting arrangements on the prospectus cover page. Refer to Item 501(b)(8)(i) of Regulation S-K.

We have amended the disclosure in accordance with the Staff’s comment to disclose that the underwriting is on a firm commitment basis.

Prospectus Summary, page 1

8.
We note that you have included extensive disclosure regarding the experience of members of your management team in the Prospectus Summary section, all of which is included in both the Proposed Business section and the Management section of your prospectus. The prospectus summary should be brief and should not contain all of the detailed information contained in the prospectus. Please revise the Prospectus Summary section accordingly. Refer to Item 503(a) of Regulation S-K. Please also revise the Proposed Business section to eliminate any unnecessarily repetitive disclosure.

We have amended the disclosure in accordance with the Staff’s comment.

9.
Please provide the basis for your statement on pages 3 and 77 that your executive officers "all have ... success in achieving outstanding growth and significant returns for stakeholders." Also, please remove from this section and throughout the prospectus company or transaction specific information, such as the sale price of Solutia on page 4.

We have deleted the phrase referenced in the Staff’s comment.

10.
The disclosure regarding the manner of conducting redemptions on page 18 is confusing. Currently, it appears to indicate that you will not hold a stockholder vote except where required by law or Nasdaq. Then, you state that you "may" conduct a tender offer. Please clarify whether you are required to conduct a tender offer in the event no vote occurs. If not, please explain. We may have further comment.

We supplementally advise the Staff that we have drafted the current disclosure in order to give us the option to either conduct a tender offer or to hold a stockholder vote (in each case in connection with our initial business combination) even if not required by law or Nasdaq.  At the present moment, we cannot clarify which method we would use in the event a stockholder vote were not required by law or Nasdaq.

11.
Please reconcile the amount of common stock outstanding after the offering of 21,533,333 on page 9 with the disclosure on page 118, which reflects 21,608,333 shares of common stock outstanding after the offering.

We supplementally advise the Staff that the difference relates to the 75,000 shares of common stock subject to forfeiture in the event the extension units are not purchased.  On page 9, Footnote 3 indicates an assumption that the extension units have not been purchased and the 75,000 shares have been forfeited; on page 118 the parenthetical indicates that no purchase decision has yet been made regarding the extension units and the 75,000 shares have not been forfeited.

Summary Financial Data, page 27

12.
Please reconcile the "as adjusted" column amounts by providing us the amount of each adjustment being added to the actual amounts at June 4, 2013. Also include a description that explains the basis for each adjustment.

We have amended the disclosure in accordance with the Staff’s comment.

Risk Factors, page 28

Since our initial stockholders and initial holder will lose some or all of their investment in us if a business combination is not consummated ... , page 45

13.
We note the statement that "personal and financial interests of certain of our officers and directors ... may influence their motivation in identifying and selecting a target business combination and completing an initial business combination." Please revise to state, if true, that management's flexibility in identifying and selecting a prospective acquisition candidate along with management's financial interest in consummating an initial business combination may lead management to enter into an acquisition agreement that is not in the best interest of the company's stockholders.

We have amended the disclosure in accordance with the Staff’s comment.

Use of Proceeds, page 60

14.
Please tell us why you should not further reduce proceeds after offering expenses for funds used to repay loans from your sponsor. We note on page 27 you adjust for the repayment of up to $250,000 in loans made to you by Quinpario Partners, LLC.

We supplementally inform the Staff that the allocation of loan proceeds is already reflected in the Use of Proceeds table under “Use of net proceeds not held in trust and approximate amounts available from interest income earned on the trust account”, since the loan proceeds have already paid some of the expenses listed in the table.  As noted in footnote 1 to the Use of Proceeds table, we will simply reimburse the sponsor for fronting those costs in the form of loan repayment; we respectfully submit that listing the loan separately would not be accurate.

Proposed Business, page 75

15.	Please disclose the year in which the registrant was organized as required by Item 101(a)(I) of Regulation S-K. We have amended the disclosure in accordance with the Staff’s comment.

Management page 101

16.
Please disclose the period during which each director and executive officer has served as such as required by Items 401(a) and 401(b) of Regulation S-K.

We have amended the disclosure in accordance with the Staff’s comment.

17.
Please disclose the business experience of each officer and director for the past five years, as required by Item 401(e)(I) of Regulation S-K. We note, for example, that you have not identified Jeffry Quinn's or Paul Berra's principal occupation and employment since July 2012. We also note, for example, that you have not disclosed the period during which Mr. Ivey served as President and General Manager of the Performance Films Division for Solutia Inc. or his principal occupation and employment since that time. For each employment listed, please provide the beginning and ending dates of employment.

We have amended the disclosure in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 116

18.
We note your disclosure that on the date your securities are first listed on Nasdaq, you are obligated to pay Quinpario Partners LLC a monthly fee of $10,000 for office space and general administrative services. Please revise to clarify that all of your executive officers are partners in Quinpario Partners LLC and that Mr. Quinn, your Chairman, President and CEO, is Chairman, CEO and managing member of Quinpario Partners LLC.

We have amended the disclosure in accordance with the Staff’s comment.

Exhibits

19.	Please provide a current consent from the independent accountant in any amendment. We have appended a current consent to Amendment No. 1.

In making our responses we acknowledge that:

●   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

●   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

●   the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Douglas Ellenoff, Esq. at Ellenoff@egsllp.com and Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or to reach them by telephone at (212) 370-1300.

Very truly yours,

QUINPARIO ACQUISITION CORP.

		By:	/s/ Jeffry N. Quinn
Jeffry N. Quinn
President and Chief Executive Officer

cc:	Brian McAllister Tia Jenkins Tiffany Piland Pamela Howell